                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 11)(1)

                        Sunset Financial Resources, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    867708109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 2 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WESTERN INVESTMENT L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,016,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,016,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,016,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 3 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,022,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,022,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,022,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 4 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WESTERN INVESTMENT HEDGED PARTNERS LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY              305,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          305,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     305,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 5 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   633,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               633,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     633,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 6 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WESTERN INVESTMENT ACTIVISM PARTNERS L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   77,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               77,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     77,700
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 7 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MATTHEW S. CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 8 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JAMES S. SCHALLHEIM
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 9 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     D. JAMES DARAS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 10 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MARSHALL W. COBURN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 11 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     GERALD HELLERMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 12 of 18 Pages
----------------------                                    ----------------------

                  The following  constitutes  Amendment No. 11  ("Amendment  No.
11") to the Schedule 13D filed by the undersigned.  This Amendment No. 11 amends the Schedule 13D as specifically set forth.

                  Item 4 is hereby amended to add the following:

                  On  June  16,  2006,  WILLC  sent a  letter  to the  Board  of
Directors of the Issuer  stating,  among other things,  that it does not believe that the terms of the currently  proposed merger involving the Issuer and Alesco
Financial  Trust  are  advisable  or in  the  best  interests  of  the  Issuer's stockholders  and that it is  WILLC's  current  intention  to vote  against  the proposed  merger.  A copy of this letter is attached  hereto as Exhibit 6 and is incorporated herein by reference. The letter states that WILLC believes that the
Board has superior  alternatives to the proposed  merger other than  liquidating the Issuer or simply  "staying the  course," one of which is to actively  pursue better management for the Issuer.

                  WILLC  informed  the Issuer that it is willing to discuss this matter further to determine if an amicable  resolution can be reached to WILLC's concerns  relating to the future direction of the Issuer and the maximization of stockholder  value.  WILLC stressed,  however,  that, if an amicable  resolution cannot  be  reached,  it is  prepared  to take any and all  actions  to  protect stockholder  interests,  including  proceeding with a solicitation to oppose the proposed merger.

                  Item 7 is hereby amended to add the following Exhibit:

                  Exhibit 6      Letter   to  the   members   of  the  Board  of
                                 Directors, dated June 16, 2006.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 13 of 18 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2006             WESTERN INVESTMENT L L C

                                 By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Sole Member

                                 WESTERN INVESTMENT HEDGED PARTNERS LP

                                 By: Western Investment L L C,
                                 Its General Partner

                                 By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C

                                 By: Western Investment L L C,
                                 Its Managing Member

                                 By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 WESTERN INVESTMENT ACTIVISM PARTNERS L L C

                                 By: Western Investment L L C,
                                 Its Managing Member

                                 By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 /s/ Arthur D. Lipson
                                 -----------------------------------------------
                                 ARTHUR D. LIPSON

                                 /s/ Matthew S. Crouse
                                 -----------------------------------------------
                                 MATTHEW S. CROUSE

                                 /s/ James S. Schallheim
                                 -----------------------------------------------
                                 JAMES S. SCHALLHEIM

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 14 of 18 Pages
----------------------                                    ----------------------

                                 /s/ D. James Daras
                                 -----------------------------------------------
                                 D. JAMES DARAS

                                 /s/ Marshall W. Coburn
                                 -----------------------------------------------
                                 MARSHALL W. COBURN

                                 /s/ Gerald Hellerman
                                 -----------------------------------------------
                                 GERALD HELLERMAN

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 15 of 18 Pages
----------------------                                    ----------------------

        Exhibit                                                             Page
        -------                                                             ----

1.      Joint Filing Agreement by and among Western  Investment LLC,          --
        Arthur D. Lipson,  Western  Investment  Hedged  Partners LP,
        Western Investment  Institutional Partners L L C and Western
        Investment  Activism  Partners L L C, dated  March 16,  2005
        (previously filed).

2.      Special   Meeting   Demand  Letter  dated  August  27,  2005          --
        (previously filed).

3.      Letter  to the  members  of the  Board of  Directors,  dated          --
        September 22, 2005 (previously filed).

4.      Director  Nomination  Letter from Western  Investment Hedged          --
        Partners LP, dated December 1, 2005 (previously filed).

5.      Joint Filing and Solicitation Agreement by and among Western          --
        Investment  LLC,  Western  Investment  Hedged  Partners  LP,
        Western  Investment  Institutional  Partners L L C,  Western
        Investment Activism Partners LLC, Arthur D. Lipson,  Matthew
        S. Crouse, James S. Schallheim,  D. James Daras, Marshall W.
        Coburn  and  Gerald   Hellerman,   dated  December  1,  2005
        (previously filed).

6.      Letter to the members of the Board of Directors,  dated June       16-18
        16, 2006.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 16 of 18 Pages
----------------------                                    ----------------------

                                                                       Exhibit 6

                             WESTERN INVESTMENT LLC
                     2855 East Cottonwood Parkway, Suite 110
                           Salt Lake City, Utah 84121

                                                                   June 16, 2006

Sunset Financial Resources, Inc.
10245 Centurion Parkway North, Suite 305
Jacksonville, Florida 32256
Attention:  Board of Directors

Gentlemen:

         Western Investment LLC, together with certain of its affiliates, is the beneficial  owner of an aggregate of 1,016,300  shares of common stock of Sunset
Financial Resources,  Inc., a Maryland corporation  ("Sunset" or the "Company"), representing  approximately  9.7% of Sunset's  outstanding  common stock. As the beneficial  holders of a  significant  number of the  Company's  shares,  we are deeply concerned about the increasing  disregard for stockholder  interests that the Board of Directors has displayed over the past several  months,  culminating in the decision to merge with Alesco Financial Trust.

         Since August  2005,  the Board has taken the  following  actions to the detriment of Sunset stockholders:

         o     Making  it  more  difficult  for  Sunset  stockholders  to call a special  meeting by increasing the percentage of the  outstanding shares required to call a special meeting from 25% to 50%;

         o     Implementing complex procedures  governing  stockholder-requested special  meetings and advance notice of stockholder  nominees for directors;

         o     Refusing  to  appoint  a  stockholder  representative  to  fill a vacancy that existed on the Board; and

         o     Failing to hold an annual  meeting for the  election of directors on a timely basis consistent with past practice.

         The crowning blow,  however,  was delivered to  stockholders  by way of
Sunset's  proposed  merger  with  Alesco.  Alesco is a private  company (1) that commenced  operations  less than five  months ago,  (2) for which  sophisticated investors paid $10.00 per share on January 31, 2006 and (3) whose book value was
$9.40 per share on March 31, 2006 as opposed to Sunset's book value on such date

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 17 of 18 Pages
----------------------                                    ----------------------

of $10.42 per share.  Yet, in the  proposed  merger,  Sunset is offering  Alesco stockholders a premium of 1.26 Sunset shares for each Alesco share,  effectively valuing  Alesco at $13.13 per share.  In  addition,  as a result of the proposed merger,  Sunset's  senior  executive  officers will receive a severance  package estimated by Sunset to be between $2.3-$2.7 million. Furthermore, Cohen Brothers
Management,  Alesco's external manager, is already earning a 1.5% management fee to manage Sunset's assets,  which are being  transitioned into assets consistent with Alesco's investment  strategy,  a fundamental change in Sunset's investment strategy that occurred without first obtaining stockholder approval. We question the wisdom of fundamentally  changing Sunset's  investment strategy to invest in what we believe to be a highly leveraged portfolio of credit-sensitive assets at this point in the business cycle.

         It  appears  that  everyone  wins in the  proposed  merger,  except for
Sunset's  stockholders,  who will  suffer a dilution  in the book value of their shares from $10.42 to $7.77. We do not understand how the proposed Alesco merger could possibly be viewed as maximizing stockholder value.

         We do not  believe  the  terms of the  currently  proposed  merger  are advisable or in the best interests of Sunset's  stockholders.  It is our current intention to vote against the proposed merger.

         We also believe that the Board has superior  alternatives to the merger other than  liquidating the Company or simply "staying the course," one of which is to actively pursue better management for the Company. We have had discussions with Michael Tokarz  regarding his (or his affiliate)  managing all or a portion of Sunset's  portfolio.  Mr. Tokarz has over 30 years of lending and  investment experience,  including,  currently,  as Chairman  and  Portfolio  Manager of MVC
Capital,  Inc. (NYSE: MVC), a publicly traded business  development company that makes private debt and equity investments;  and as Chairman of The Tokarz Group, a private  merchant bank that he founded;  and,  formerly,  as a General Partner with Kohlberg  Kravis Roberts & Co. (KKR),  one of the world's most  experienced private equity firms. We believe that Mr. Tokarz is a superior portfolio manager with an  exceptional  record,  and that  the  Board  should  explore  fully  the opportunity to retain his services.

         We would like to discuss  this matter  further to  determine  if we can reach an amicable resolution to our concerns relating to the future direction of the Company and the  maximization  of stockholder  value. We sincerely hope that the Board  will  demonstrate  a similar  commitment  to Sunset  stockholders  by favorably responding to our request.  Please note, however, that, if an amicable resolution  cannot be  reached,  we are  prepared to take any and all actions to protect  stockholder  interests,  including  proceeding  with a solicitation  to oppose the proposed merger.

         We request that any correspondence  concerning this matter be delivered to  the  undersigned  at  the  address  set  forth  above  and  copies  of  such correspondence  should also be simultaneously  delivered to our counsel,  Olshan
Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street,

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 18 of 18 Pages
----------------------                                    ----------------------

New York, New York 10022,  Attention:  Steven  Wolosky,  Esq.,  telephone  (212)
451-2333, facsimile (212) 451-2222.

                                           Sincerely,

                                           WESTERN INVESTMENT LLC

                                           By: /s/ Arthur D. Lipson
                                               ---------------------------------
                                               Arthur D. Lipson
                                               Sole Member